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                       [Oculex Pharmaceuticals Letterhead]

June 29, 2000

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549


RE:  OCULEX PHARMACEUTICALS, INC.
     COMMISSION FILE NO. 333-34172 APPLICATION FOR WITHDRAWAL


Ladies and Gentlemen:

Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, the undersigned registrant (the "Registrant") hereby applies for an order granting the immediate withdrawal of its Registration Statement on Form S-1, together with all exhibits and amendments thereto, Commission File No. 333-34172 (collectively, the "Registration Statement"). The Registration Statement was originally filed with the Securities and Exchange Commission (the "Commission") on April 6, 2000.

Pursuant to the Registration Statement, the Registrant proposed to register certain shares of its Common Stock, $0.001 par value per share (the "Shares"), for issuance to the public. The Registrant believes that terms obtainable in the marketplace at this time are not sufficiently attractive to warrant proceeding with the sale of the Shares. The offering of the Shares would be a discretionary financing for the Registrant, and the Registrant does not believe that completing a discretionary financing on unfavorable terms would be in the best interests of the Registrant and its stockholders. No securities have been sold under the Registration Statement and all activity in pursuit of the offering has been discontinued.

Accordingly, we request an order granting the withdrawal of the Registration Statement be issued by the Commission as soon as possible.



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If you have any questions regarding the foregoing application for withdrawal, please contact Matthew B. Hemington of Cooley Godward LLP, legal counsel to the Registrant in connection with the Registration Statement, at (650) 843-5000.

Sincerely,

Oculex Pharmaceuticals, Inc.

/s/ Donald J. Eaton

Donald J. Eaton
President and Chief Executive Officer

cc:  Carol M. McGee (Securities and Exchange Commission)
     Tony J. Lawrence - The Nasdaq-Amex Market Group
     Matthew B. Hemington, Esq.



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